UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 27 July, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__
ENCLOSURES:
Sens Announcement dated 27 July 2021: Production and sales metrics and financial results for the year ended 30 June 2021

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)

PRODUCTION AND SALES METRICS AND FINANCIAL RESULTS
FOR THE YEAR ENDED 30 JUNE 2021

PRODUCTION AND SALES METRICS FOR THE YEAR ENDED 30 JUNE 2021

Sasol delivered volumes in line with guidance for the year ended 30 June 2021 despite the challenging operating environment.

Volumes in the Chemicals business were lower due to the previously reported divestments in
North America alongside an adverse impact from weather events in both North America and
South Africa.
This was offset by higher average chemical basket prices which helped to deliver an increase in revenue for the financial year.
The Energy business benefitted from a strong recovery in demand following the easing of lockdown restrictions, and higher oil prices in the second half of the financial year.

The production and sales metrics are available on the Company´s website, under the Investor
Centre section:
https://www.sasol.com/investor-centre/financial-reporting/business-performance-metrics

FINANCIAL YEAR 2021 RESULTS

Sasol is still in the process of completing its financial year-end closing processes and will issue a Trading Statement in early August 2021.
Sasol will release its 2021 annual financial results on Monday, 16 August 2021. The presentation will be available at the following link:
https://www.corpcam.com/Sasol16082021

A conference call will be hosted by Fleetwood Grobler and Paul Victor to discuss the results and provide an update of the business via webcast on 16 August 2021 at 15h00 (SA time). Please connect to the call via the following link:
https://www.corpcam.com/Sasol16082021Q
27 July 2021
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19)
pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices, volume growth, changes in demand for Sasol’s products, increases in market share, total shareholder return, executing our growth projects, oil and gas reserves, cost reductions, legislative, regulatory and fiscal development, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”,
“will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 July 2021
By:

/sgd/M du Toit
M du Toit Name:
Title:
Group Company Secretary